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                                      Letterhead




                                     May 13, 1998



John A. Godrey, Esq.
Schreck Morris
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, NV  89101

     Re:  Planet Hollywood International, Inc. - Request for
          Administrative Determination

Dear Mr. Godfrey:

     I am in receipt of your correspondence dated April 21, 1998, regarding Planet Hollywood International, Inc.'s ("Planet Hollywood") planned exchange offer ("Exchange Offer"). According to your correspondence and the offering documents, Planet Hollywood intends to exchange its $250 million 12% Senior Subordinated Notes ("Notes") for newly registered $250 million 12% Senior Subordinated Notes ("Exchange Notes"). Because it is an exact exchange, there will be no proceeds resulting from the transaction. However, the initial offering of the Notes netted approximately $242.5 million of which approximately $41.3 million will be contributed to the joint venture with a subsidiary of Aladdin Gaming Holdings, LLC to construct and develop the Las Vegas Project. Pursuant to NGC Regulation 16.118(5), and based upon the information submitted in your letter and the contents of the offering documents, it is not necessary for Planet Hollywood to submit an application for approval to proceed with the Exchange Offer.

     This ruling is issued upon the fact that the current Note holders are, and the prospective Exchange Note holders will be, sophisticated institutional investors and not retail investors and that no new proceeds will result from the Exchange Offer. Further, the offering documents appear to contain adequate material disclosures, the offering raises no apparent concerns regarding the standards enunciated in NGC Regulation 16.060, and the Board will have full opportunity to review the financing activities of Planet Hollywood when it submits an application for participation in the Las Vegas Project.

     This administrative determination is conditioned that, as represented in your letter, no new proceeds will be received from the Exchange Offer. This administrative determination should not be construed in any way as an approval or

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John A. Godfrey, Esq.
Schreck Harris
May 13, 1998
Page 2



reflection of the merits of the offering. Finally, this determination is further conditioned that the Corporate Securities Division be kept promptly and continuously informed as to the progress of the offering.

     This letter is based upon your representations and the content of the offering documents that were provided therein. Should any such factual information change, notify the Board immediately. Please contact me if you have any questions.

     Sincerely,

     /s/ William A. Bible

     William A. Bible
     Chairman


WAB/SNN:dgs

cc:  Steve DuCharme
     C. Brian Harris
     Corporate Securities Division
     Investigations Division
     Central Files